UBS SECURITIES LLC
SG COWEN & CO., LLC
THOMAS WEISEL PARTNERS LLC
WILLIAM BLAIR & COMPANY, L.L.C.

c/o UBS Securities LLC
299 Park Avenue
New York, NY 10171

December 6, 2004

3,750,000 Shares
ADEZA BIOMEDICAL CORPORATION
Common Stock

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attn: Mr. Gregory S. Belliston

Ladies and Gentleman:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective Underwriters of the above-captioned Shares, hereby join in the request of Adeza Biomedical Corporation that the effectiveness of the Registration Statement on Form S-1 relating to such Shares (Registration No. 333-118012) be accelerated so that the Registration Statement will become effective by 2:30 p.m. Eastern Time on December 9, 2004 or as soon thereafter as practicable.

Very truly yours, UBS SECURITIES LLC SG COWEN & CO., LLC THOMAS WEISEL PARTNERS LLC WILLIAM BLAIR & COMPANY, L.L.C.
By:	UBS SECURITIES LLC

By:	/s/ Carin Fradin
	Name:	Carin Fradin
	Title:	Director

By:	/s/ Ankur Kamalia
	Name:	Ankur Kamalia
	Title:	Director

December 6, 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Mr. Gregory S. Belliston

Re:	3,750,000 Shares Adeza Biomedical Corporation Common Stock

Ladies and Gentlemen:

     In connection with the request for acceleration of the effectiveness of the Registration Statement (Registration No. 333-118012) relating to the above-captioned Shares, please be advised that we have effected to date approximately the following distribution of the Preliminary Prospectus dated November 24, 2004:

531	to	381	institutions
13,500	to	4	prospective underwriters
0	to	0	others

Very truly yours, UBS SECURITIES LLC SG COWEN & CO., LLC THOMAS WEISEL PARTNERS LLC WILLIAM BLAIR & COMPANY, L.L.C.
By:	UBS SECURITIES LLC

By:	/s/ Carin Fradin
	Name:	Carin Fradin
	Title:	Director

By:	/s/ Ankur Kamalia
	Name:	Ankur Kamalia
	Title:	Director